Exhibit 1

Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com

January 31, 2007
FOR IMMEDIATE RELEASE
TSX: ERF.UN
NYSE: ERF

ENERPLUS ANNOUNCES CASH DISTRIBUTION
FOR FEBRUARY 2007 AND EXECUTIVE APPOINTMENT

Enerplus Resources Fund ("Enerplus") is pleased to announce that a cash distribution in the amount of CDN$0.42 per unit will be payable on February 20, 2007 to all Unitholders of record on February 10, 2007. The ex-distribution date for this payment is February 7, 2007.

The CDN$0.42 per unit is equivalent to approximately US$0.36 per unit if converted using a Canadian/US dollar exchange ratio of 1.18. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Mr. Gordon J. Kerr, President & Chief Executive Officer of Enerplus is pleased to announce the appointment of Mr. Lyonel G. Kawa to the position of Vice President, Information Services.

Mr. Kawa brings over 15 years experience in the information technology industry working for a variety of energy companies as well as entrepreneurial software companies in various technical, system integration, and management roles. He holds a Business Administration diploma from the Southern Alberta Institute of Technology and a Commerce degree through Athabasca University. We welcome Mr. Kawa to Enerplus and congratulate him on his appointment.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Resources Fund

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans” and similar expressions, are forward-looking information that represents management of Enerplus’ internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus’ filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.